16 May 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 315,000 Reed Elsevier PLC ordinary shares at a price of 885.7201p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 119,935,104 ordinary shares in treasury, and has 1,148,381,006 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 20,488,270 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 182,500 Reed Elsevier NV ordinary shares at a price of €15.0458 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 72,756,861 ordinary shares in treasury, and has 661,913,173 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 11,861,668 shares.